Exhibit 99.1

PUYI INC. ANNOUNCES UNAUDITED FINANCIAL RESULTS

FOR THE FIRST HALF OF THE FISCAL YEAR 2020

GUANGZHOU, China, March 26, 2020 (GLOBE NEWSWIRE) -- Puyi Inc. (“Puyi”, “we” or the “Company”) (NASDAQ: PUYI), a leading third-party wealth management service provider in China focusing on mass affluent and emerging middle class population, today announced its unaudited financial results for the first half of its fiscal year 2020 from July 1, 2019 to December 31, 2019.

FINANCIAL HIGHLIGHTS FOR THE FIRST HALF OF THE FISCAL YEAR 2020

●	Net revenues decreased by 49.8% to RMB62.4 million (US$9.0 million) from RMB124.3 million for the same period of the fiscal year 2019; and

●	Net loss was RMB22.6 million (US$3.2 million) and net loss attributable to Puyi’s shareholders was RMB22.0 million (US$3.2 million), while Puyi recognized net income of RMB45.6 million and net income attributable to Puyi's shareholders of RMB46.5 million for the same period of the fiscal year 2019.

Mr. Yong Ren, Chief Executive Officer of Puyi, commented,

“With the further implementation of the Guidelines on Standardizing Asset Management Businesses of Financial Institutions, or the 2018 Guidelines, the focus of wealth management market in China has fully turned into truly market-oriented wealth management products. To closely follow such industry trend, we have further optimized our product portfolio and market strategies. In particular, we have focused on distribution of fund products and ceased to offer exchange administered products since October 2019. For fund products, based on the anticipated development of macro-economy in China, and our understanding of changes in risk appetites of our clients, we have significantly downsized the distribution of privately raised funds that primarily invest in private companies. In the meanwhile, we have increased the distribution of privately raised funds that mainly invest in public traded stocks. However, as we are in the process of optimizing our product portfolio, the downsized scale outpaced the increased distribution amount of the privately raised funds for the first half of the fiscal year 2020, resulting in a short-term negative impact on our net revenues and profitability. In addition, we have further increased marketing and promotion activities for publicly raised fund products to further expand our client basis. Out of the total selling expenses, our marketing promotion expenses was RMB22.0 million (US$3.2 million) during the first half of the fiscal year 2020, and the aggregated number of clients purchasing publicly raised fund products increased from 75,000 as of June 30, 2019 to 184,000 as of December 31, 2019 with an average client acquisition cost at approximately RMB202 per client. Furthermore, we have invested extensive resources to improve our back-office professional capabilities, especially in the introduction of the key management members and professionals and the continuing upgrades of information technology platforms, therefore our general and administrative expenses increased by 18.3% for the first half of the fiscal year 2020 from the same period of the fiscal year 2019. We believe such investments are particularly critical for us to lay a solid foundation for our future development. As a result of foregoing measures, (i) our net revenues generated from distribution of publicly raised fund products were RMB13.0 million (US$1.9 million) for the first half of the fiscal year 2020, reflecting over an eight-fold increase from RMB1.4 million for the same period of the fiscal year 2019; (ii) the total transaction value of publicly raised fund products we distributed for the first half of the fiscal year 2020 was RMB2.2 billion (US$0.3 billion), representing a 100.0% increase from RMB1.1 billion for the same period of the fiscal year 2019; and (iii) the outstanding balance of publicly raised fund products distributed by us was RMB1.9 billion (US$0.3 billion) as of December 31, 2019, representing a 215.3% increase from RMB0.6 billion as of December 31, 2018.

For the second half of the fiscal year 2020, we will continue to focus on truly market-oriented wealth management products and further implement the strategies emphasizing client base expansion and information technology platform development, which are expected to continue to increase our selling expenses and general and administrative expenses in short term, but have tremendous potential in generating long-term and sustainable growth in our business and operation results in the view of our management.

The recent outbreak of novel coronavirus COVID-19 surfaced in Wuhan city in December 2019, has spread in and outside China. In order to prevent and control the outbreak of COVID-19, the local governments of various provinces and cities in which we operate have introduced and may continue to introduce a series of control measures, including but not limited to extending Chinese New Year Holidays, restrictions on office hours and on-site staffing of enterprises after reopening, traffic control and travel bans. The privately raised fund products, our largest product category, require the transactions to be completed offline. However, a majority of our branch offices delayed on-site work two to three weeks after the Chinese New Year Holidays, and certain of our branch offices have not resumed work to date and substantially all of our clients have adopted social-distancing measures to protect themselves and their families since the outbreak, therefore, the transaction value of privately raised fund products has significantly declined since the beginning of 2020, which would in turn materially and adversely affect our business operations and financial results in the fiscal year 2020. We expect that the net loss attributable to Puyi’s shareholders will be ranging from RMB60 million to RMB70 million for the second half of fiscal year 2020, and will be ranging from RMB80 million to RMB 90 million in the whole fiscal year 2020. Notably, as the COVID-19 outbreak may continue to evolve, it has the potential to impose impact on our business operations and financial results for a longer period if the situation deteriorates.

We have been closely monitoring the COVID-19 outbreak and fully observed the government’s requirements and guidelines on disease control. In the meanwhile, we have actively coped with the negative impact on our operations. We have deeply engaged in our online platforms and social e-commerce based sales model to distribute publicly raised fund products, offer comprehensive investor education and promote our products. In addition, to improve the efficiency of our distribution of privately raised fund products, we have endeavored to become one of the first movers that can provide customer services related to privately raised fund products online.

We believe the investment demand of the mass affluent and emerging middle class population in China for wealth preservation and appreciation remains strong. We have and would continue to commit our best efforts to respond to all the challenges including the recent COVID-19 outbreak and strive to create opportunities for business growth. In the long run, we are confident for our long-term strategies. ”

FINANCIAL RESULTS FOR THE FIRST HALF OF THE FISCAL YEAR 2020

Net revenues

Net revenues for the first half of the fiscal year 2020 were RMB62.4 million (US$9.0 million), representing a 49.8% decrease from RMB124.3 million for the same period of fiscal year 2019.

●	Net revenues generated from our wealth management services for the first half of the fiscal year 2020 were RMB57.7 million (US$8.3 million), representing a 50.2 % decrease from RMB115.9 million for the same period of fiscal year 2019. In particular,

o	Net revenues generated from distribution of privately raised fund products for the first half of the fiscal year 2020 were RMB32.0 million (US$4.6 million), representing a 66.2% decrease from RMB94.7 million for the same period of fiscal year 2019. The decrease was primarily due to (i) the decreased transaction value of privately raised fund products as we further optimized our product portfolio and significantly downsized the distribution of privately equity funds that invest in private companies; and (ii) the decrease in recognized performance-based fees to RMB4.6 million (US$0.7 million), from RMB40.0 million for the same period of the fiscal year 2019;

o	Net revenues generated from distribution of publicly raised fund products for the first half of the fiscal year 2020 were RMB13.0 million (US$1.9 million), representing a significant increase from RMB1.4 million for the same period of fiscal year 2019. The increase was primarily due to an increase in commissions generated from the distribution of publicly raised fund products (including packaged fund products1); and

1 Packaged publicly raised fund products are similar to fund of funds (FoFs) by selecting different publicly raised funds and group into portfolios suitable for different risk appetites of target clients.

o	Net revenues generated from the distribution of other financial products for the first half of the fiscal year 2020 were RMB12.7 million (US$1.8 million), representing a 35.8% decrease from RMB19.8 million for the same period of the fiscal year 2019. The decrease was primarily because we have focused on distribution of fund products and ceased to offer exchange administered products since October 2019.

●	Net revenues generated from our asset management services for the first half of the fiscal year 2020 were RMB4.6 million (US$0.7 million), representing a significant increase from RMB1.1 million for the same period of the fiscal year 2019. The increase was primarily due to (i) a recognition of RMB2.5 million carried interest generated by Rui Xuan Fund (睿选基金) under our management; and (ii) an increase in management fees as a result of the increase in the asset scale under our management.

●	Net revenues generated from our corporate finance services for the first half of the fiscal year 2020 were RMB6,000 (US$1,000), representing a significant decrease from RMB6.2 million for the same period of the fiscal year 2019. The decrease was because we further consolidated our resources to mainly focus on the development of wealth management services.

●	Net revenues generated from other services for the first half of the fiscal year 2020 were nil, compared to RMB1.1 million for the same period of fiscal year 2019, as we have ceased to offer factoring services to third parties.

Operating costs and expenses

Operating costs and expenses for the first half of the fiscal year 2020 were RMB98.0 million (US$14.1 million), representing a 36.3% increase from RMB71.9 million for the same period of the fiscal year 2019. In particular,

●	Cost of sales for the first half of the fiscal year 2020 were RMB18.9 million (US$2.7 million), representing a 45.0% increase from RMB13.0 million for the same period of the fiscal year 2019. The increase was primarily due to (i) a significant increase in the number of privately raised fund products distributed on a gross-commission basis under which we recognized the commissions paid to third parties including seed clients as cost of sales; and (ii) an increase in commission expenses as a result of the significant increase in the distribution of publicly raised fund products;

●	Selling expenses for the first half of the fiscal year 2020 were RMB49.2 million (US$7.1 million), representing a 46.6% increase from RMB33.6 million for the same period of the fiscal year 2019. This increase was due to (i) an increase in the number of investment advisors to support our marketing and sales promotion; and (ii) our increased marketing and sales promotion activities on publicly raised fund products; and

●	General and administrative expenses for the first half of the fiscal year 2020 were RMB29.9 million (US$4.3 million), representing a 18.3% increase from RMB25.3 million for the same period of the fiscal year 2019. The increase was primarily due to increases in the salary level and scale of administrative staff.

Investment Income

Our investment Income for the first half of the fiscal year 2020 was RMB345,000 (US$50,000), representing a 113.0% increase from RMB162,000 for the same period of the fiscal year 2019, which was mainly due to an increase in our purchases of wealth management products and an increase in investment returns from our purchased products.

Interest Income

Interest income for the first half of the fiscal year 2020 was RMB5.2 million (US$0.7 million), representing a 88.6% increase from RMB2.7 million for the same period of the fiscal year 2019, which was primarily due to an increase in our purchases of low risk financial products from financial institutions which are considered as cash equivalents.

Other Income

Other income for the first half of the fiscal year 2020 was RMB4.7 million (US$0.7 million), representing a significant increase from RMB0.3 million for the same period of fiscal year 2019, which was primarily due to government grants from the local government.

Income Tax Benefit (Expenses)

We recognized income tax benefit of RMB2.8 million (US$0.4 million) for the first half of the fiscal year 2020 due to deferred tax assets generated from net loss, while we incurred income tax expenses of RMB8.9 million for the same period of the fiscal year 2019.

Net Income (Loss)

We recognized net loss of RMB22.6 million (US$3.2 million) for first half of the fiscal year 2020, while we recognized net income of RMB45.6 million for the same period of the fiscal year 2019.

Net Income (Loss) Attributable to Puyi’s Shareholders

We recognized net loss attributable to Puyi’s shareholders of RMB22.0 million (US$3.2 million) for the first half of the fiscal year 2020, while we recognized net income of RMB46.5 million for the same period of the fiscal year 2019.

Basic and Diluted Income (Loss) per ADS

Basic and diluted loss per ADS for the first half of the fiscal year 2020 was RMB0.366 (US$0.053) and RMB0.366 (US$0.053), respectively. We recognized basis and diluted income per ADS of RMB0.845 and RMB0.845, respectively, for the same period of the fiscal year 2019.

Cash, Cash Equivalents and Restricted Cash

As of December 31, 2019, we had cash, cash equivalents and restricted cash of RMB353.5 million (US$50.8 million), decreased from RMB430.3 million as of June 30, 2019.

OPERATING DATA FOR THE FIRST HALF OF THE FISCAL YEAR 2020

Wealth Management Services

From the first half of the fiscal year 2019 to the same period of the fiscal year 2020, the total transaction value of publicly raised fund products increased by 100% from RMB1.1 billion to RMB2.2 billion (US$0.3 billion), and the number of clients purchasing our products increased by 141,704 from 20,984 to 162,688. During the first half of the fiscal year 2020, the number of new clients who made the first purchases of our products was approximately 110,000.

The outstanding balance of privately raised fund products was RMB6.8 billion (US$1.0 million) as of December 31, 2019, representing a 35.8% increase from RMB5.0 billion as of December 31, 2018.

Asset Management Services

For the first half of fiscal year 2020, the FOFs under our asset management services raised a gross additional capital of RMB222.6 million (US$32.0 million). As of December 31, 2019, we had assets under management (“AUM”) totaling RMB618.1 million (US$88.8 million), representing a 24.0% increase from RMB502.8 million as of June 30, 2019.

Supervision and Inspection

China Securities Regulatory Commission ( the “CSRC”) has continued to implement stringent supervision measures on wealth management industry. During the first half of fiscal year 2020, it conducted an on-site inspection of our Company, and our operations have been in compliance with the regulatory requirements.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s unaudited financial results and business development for the first half of the fiscal year 2020 ended December 31, 2019.

Details for the conference call are as follows:

Date/Time:	Thursday, March 26, 2020 at 9:00 PM U.S. Eastern Daylight Time
(Friday, March 27, 2020 at 9:00 AM Beijing/Hong Kong Time)

 Conference Title: Puyi Inc. First Half of Fiscal year 2020 Earnings Call

Conference ID #:5249257

Due to the recent outbreak of a novel coronavirus named COVID-19, the conference call will be a Direct Event call, which requires online registration in advance. Please use the link http://apac.directeventreg.com/registration/event/5249257 to complete the online registration at least 15 minutes prior to the commencement of the conference call. You will receive a confirmation email containing the Direct Event Passcode, Registrant ID, list of dial in numbers and a brief description of how to join the call. Please call the dial in number associated with your location at least 15 minutes prior to the commencement of the conference call and follow the relevant instructions to enter the Direct Event Passcode and Registrant ID, then you will join the conference call.

Additionally, a live and archived webcast of the conference call will be available at Puyi’s investor relations website http://ir.puyiwm.com/news-events/events.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the first half of fiscal year 2020 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise indicated, all translations from RMB to US$ are made at a rate of RMB6.9618 to US$1.00, the effective central parity rate for December 31, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contacts:

Puyi Inc.

Jing He, GM of Financial Reporting Department

Email: ir@puyiwm.com

Tel: +86 20-28866499

Puyi Inc.

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	As of	As of
	June 30,	December 31,	December 31,
	2019	2019	2019
	RMB’000	RMB’000	USD’000
ASSETS:
Current assets:
Cash and cash equivalents	378,445	334,399	48,033
Restricted cash	51,823	19,099	2,743
Short term Investments	2,000	34,000	4,884
Accounts receivable, net	27,767	32,452	4,662
Due from related parties	590	590	85
Other receivables	6,499	4,729	679
Total current assets	467,124	425,269	61,086

Long-term investments	2,000	-	-
Property and equipment, net	4,026	4,022	578
Intangible assets, net	733	548	79
Long-term prepayments	393	393	56
Deferred tax assets	5,133	8,036	1,154
Right of use asset	-	23,879	3,430
Total assets	479,409	462,147	66,383

LIABILITIES AND EQUITY:
LIABILITIES:
Current liabilities:
Accounts payable	5,873	8,617	1,238
Investors’ deposit	51,823	19,099	2,743
Advance receipts	180	18	3
Other tax liabilities	9,300	9,300	1,336
Other payables and accrued expenses	8,657	27,360	3,930
Total current liabilities	75,833	64,394	9,250
Lease liabilities	-	16,538	2,376
Total liabilities	75,833	80,932	11,626

Commitments and contingencies
EQUITY:
Ordinary shares	600	600	86
Additional paid-in capital	224,702	224,702	32,276
Statutory reserves	19,824	20,306	2,917
Retained earnings	155,266	132,749	19,068
Other comprehensive income	11	238	34
Total Puyi Inc.’s equity	400,403	378,595	54,381
Non-controlling interests	3,173	2,620	376
Total equity	403,576	381,215	54,757
Total liabilities and equity	479,409	462,147	66,383

Puyi Inc.

Unaudited Condensed Consolidated Statements of

Operations and Comprehensive Income (Loss)

(In thousands, except for percentages)

	Six months ended
	December 31, 2018	December 31, 2019	December 31, 2019
	RMB’000	RMB’000	USD’000	Change (%)
Net Revenues:
Wealth management(1)	115,867	57,729	8,292	(50.2%)
Asset management	1,055	4,625	664	338.4%
Corporate finance(1)	6,219	6	1	(99.9%)
Other revenue	1,109	-	-	(100.0%)
Total net revenues	124,250	62,360	8,957	(49.8%)
Operating costs and expenses:
Cost of goods sold	(13,046)	(18,915)	(2,717)	45.0%
Selling expenses	(33,569)	(49,205)	(7,068)	46.6%
General and administrative expenses	(25,262)	(29,874)	(4,291)	18.3%
Total operating costs and expenses	(71,877)	(97,994)	(14,076)	36.3%
Income (loss) from operations	52,373	(35,634)	(5,119)	NA
Other income:
Interest income (1)	2,749	5,184	745	88.6%
Interest expenses	(1,048)			(100.0%)
Investment income (1)	162	345	50	113.0%
Other income	264	4,747	681	1,698.1%
Income (loss) before taxes	54,500	(25,358)	(3,643)	NA
Income tax benefit (expense)	(8,913)	2,771	398	NA
Net income (loss)	45,587	(22,587)	(3,245)	NA
Less: net loss attributable to non-controlling interests	(908)	(552)	(79)	(39.2%)
Net income (loss) attributable to Puyi Inc.’s shareholders	46,495	(22,035)	(3,166)	NA

(1) The Company has reclassified the comparative amount of net revenues of corporate finance and investment income in the unaudited condensed consolidated statements of income for the six months December 31, 2018 to conform to the current period’s presentation. The reclassification is related to recognition of certain net revenues under wealth management that were previously recorded under corporate finance, and recognition of certain other income under interest income that was previously recorded under investment income. The reclassification did not have an impact on the reported total net revenues, other income and net income (loss).

Puyi Inc.

Unaudited Condensed Consolidated Statements of

Operations and Comprehensive Income (Loss) (Continued)

(In thousands, except for shares, income per share, income per ADS)

	Six months ended
	December 31, 2018	December 31, 2019	December 31, 2019
	RMB’000	RMB’000	USD’000
Net income (loss) per share:
Basic	0.563	(0.244)	(0.035)
Diluted	0.563	(0.244)	(0.035)
Net income (loss) per ADS:
Basic	0.845	(0.366)	(0.053)
Diluted	0.845	(0.366)	(0.053)
Weighted average shares used in calculating net income (loss) per share;
Basic	82,578,859	90,472,014	90,472,014
Diluted	82,578,859	90,472,014	90,472,014

Net income (loss)	45,587	(22,587)	(3,244)
Other comprehensive income	91	227	32
Comprehensive income (loss)	45,678	(22,360)	(3,212)
Less: Comprehensive loss attributable to the non-controlling interests	(908)	(552)	(79)
Comprehensive income (loss) attributable to Puyi Inc.’s shareholders	46,586	(21,808)	（3,133）

Puyi Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

	Six months ended
	December 31, 2018	December 31, 2019	December 31, 2019
	RMB’000	RMB’000	USD’000
Net cash generated from (provided to) operating activities	46,257	(49,609)	(7,126)
Net cash generated from (provided to) investing activities	52,464	(28,912)	(4,153)
Net cash generated from financing activities	1,402	-	-
Net increase (decrease) in cash and cash equivalents, and restricted cash	100,123	(78,521)	(11,279)
Cash, cash equivalents and restricted cash at beginning of period	112,000	430,268	61,804
Effect of exchange rate changes on cash and cash equivalents	91	1,751	252
Cash, cash equivalents and restricted cash at end of period	212,214	353,498	50,777